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                                                                   EXHIBIT 99.29


CONTACT:  George Pasley,
------------------------
V. P. Communications of Global Industrial Technologies, Inc.
214-953-4510


                       GLOBAL REJECTS REVISED WHX OFFER

                       -- New Annual Meeting Date Set --

DALLAS, May 25, 1999 -- Global Industrial Technologies, Inc. (NYSE: GIX) today announced that its Board of Directors has unanimously concluded that WHX Corporation's (NYSE: WHX) revised tender offer is inadequate and not in the best interests of the Company and its shareholders. Accordingly, Global has recommended that its shareholders reject the revised offer and not tender any shares to WHX.

Global stated that in reaching its conclusions it took into account, among other things, the advice of its financial advisors, J.P. Morgan & Co. and Wasserstein Perella & Co., Inc., and the fact that the Company is in exclusive negotiations with a third party concerning a possible sale or merger of the Company. That exclusive agreement, subject to certain limited exceptions, terminates on June 4, 1999.

Global also stated that in light of the fact that WHX made its revised offer only days before the scheduled annual meeting date, leaving shareholders very little time to consider new developments, and given the Company's current negotiations, it is postponing until June 7, 1999, its annual meeting of shareholders. The meeting had been scheduled for May 28, 1999.

Global is a major manufacturer of technologically advanced industrial products that support high-growth markets around the world. Products include modular cells for refining nonferrous metals; premium refractories for lining heat-containing industrial vessels such as steel furnaces; raw materials used to make refractory products; processing and recycling equipment.